FILE NO: 82-34878



1 January 2006

Rentokil Initial plc
Court, East Grinstead
t Sussex RH19 2JY
hone 01342 833022
1342 326229

06010040

RECEIVED
JAN 03 2006
209
SEC MAIL PROCESSING SECTION WASH. D.C.

Office of International Corporate F
Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

SUPPL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Third Quarter trading update.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Disposal of Style Conferences. 6.2 Publication of Prospectus and related release. 6.3 Statement re Pension Fund Deficit

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

6.1


Rentokil Initial


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH, D.C.
209
SECTION

Disposal

Rentokil Initial PLC
06 December 2005

For immediate release

Rentokil Initial PLC
6th December 2005

Rentokil Initial - Disposal of Style Conferences

Further to the announcement on 29 November 2005, Rentokil Initial plc announces that the disposal of Initial Style Conferences ('Style Conferences') to Alternative Hotel Group has now been completed.

Enquiries:

Rentokil Initial plc	+44 (0) 1342 833022
Charles Grimaldi, Corporate Affairs Director	
Greenhill & Co. International LLP	+44 (0) 20 7440 0400
Simon Borrows	
Edward Wakefield	

NOTES FOR EDITORS:

Greenhill & Co. International LLP ('Greenhill & Co.'), which is regulated by the Financial Services Authority, is acting for Rentokil Initial plc in connection

with the disposal of Style Conferences and for no one else and will not be responsible to anyone other than Rentokil Initial plc for providing the protections afforded to customers of Greenhill & Co. nor for providing advice in relation to this transaction.

This information is provided by RNS
The company news service from the London Stock Exchange

6.2

Rentokil Initial

Publication of Prospectus

Rentokil Initial PLC
09 December 2005


SEC MAIL
RECEIVED
JAN 03 2006
WASH. D.C.

Rentokil Initial plc

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:



?2 1/2 billion Euro Medium Term Note Programme, dated 9th December, 2005

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4683v_pdf-2005-12-9.pdf

A document comprising the documents incorporated by reference in the Rentokil plc EMTN Programme has been delivered to the FSA document viewing facility

For further information, please contact

Colin Tyler
Rentokil Initial plc
Felcourt
East Grinstead

West Sussex
RH19 2JY

Telephone : 01342 830281
Fax : 01342 836594
Email :

ctyler@rentokil-initial.co.uk

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

6.2


Rentokil Initial

EMTN Programmes

Rentokil Initial PLC
21 December 2005


SEC MAIL
RECEIVED
JAN 0 3 2006
WASH, D.C.

Rentokil Initial PLC

21 December 2005

EMTN Programmes

The substitution of primary obligor in respect of all outstanding notes referred to in the Prospectus dated 9th December 2005 relating to the establishment of the company's Euro Medium Term note programme has now been completed.

ENDS

For further information, please contact

Colin Tyler
Rentokil Initial plc
Felcourt
East Grinstead
West Sussex

RH19 2JY

Telephone : 01342 830281
Fax : 01342 836594
Email :

ctyler@rentokil-initial.co.uk

This information is provided by RNS
The company news service from the London Stock Exchange

6.3

Rentokil Initial


SEC MAIL
PROCESSING
RECEIVED
JAN 03 2006
WASH. D.C.
209
SECTION

Pension Scheme Deficit

Rentokil Initial PLC
19 December 2005

19 December 2005

RENTOKIL INITIAL plc ADDRESSES PENSION SCHEME DEFICIT

In its third quarter update on 3 November 2005, Rentokil Initial plc ('the Company') announced that it was in discussions with the Trustees of the Defined Benefit (DB) Sections of the Rentokil Initial Pension Scheme ('the Scheme') regarding measures to address the Scheme's funding deficit and to ensure appropriate future funding levels. These discussions have resulted in the company proposing a series of positive steps which will deal with these issues and protect the security of the Scheme's benefits for its members.

The deficit of the UK Scheme under IAS 19 as at 30 November 2005 was estimated to be £325 million. In response to a general trend of increasing longevity, which has adversely impacted the Scheme, the Company and Trustees have agreed to a more prudent basis for estimating longevity that will increase this deficit by an additional £24 million. An agreement has been reached between the Company and the Trustees to make an immediate payment of £200 million, with the remaining deficit being met by a series of payments ending no later than January 2012. The changed regulatory environment for pensions requires the Company to deal with these issues in a shorter timescale than it might otherwise have done. The total funding required to address the deficit will be in the range of £370 million to £380 million depending on the final timing of the payments.

In order to reduce the likelihood that the scheme deficit will increase materially in the future, following discussions with the Company, the Trustees will be reviewing the Scheme's investment strategy, with the aim of reducing potential volatility that might be caused by market movements. This will result in a lower exposure to equities over time and improve the security of Scheme benefits.

With immediate effect, the Company will be entering into a period of comprehensive consultation with active members of the DB Sections of the Scheme. The Company is proposing to close the DB Sections for the future accrual of benefits for active members. The aim of this is to reduce exposure to future shortfalls and to ensure that the Scheme will be in a position to continue to pay all benefits that have been earned to date by its members. It will also provide the Company with more predictable costs of future pension provision. The proposed closure will have no impact on the scheme's deferred pensioners and pensions in payment.

If the Company's proposals are implemented, existing active members of the Scheme's DB Sections will be offered membership in a defined contribution arrangement so that they can continue to make provision for retirement.

Final decisions regarding the review will be taken once the consultation period with active members has been completed later in 2006.

Shareholder/analyst enquiries
Andrew Macfarlane, CFO — Tel: 01342 833022
Lisa Williams, Investor Relations — Tel: 01342 833022

Media enquiries
Charles Grimaldi, Corporate Affairs Director Tel: 01342 833022
Gill Ackers/Kate Miller, Brunswick Group LLP Tel: 020 7404 5959

Notes to editors:

The Defined Benefit Sections of the Rentokil Initial Pension Scheme currently has 3,000 active members, 15,000 deferred pensioners and 8,000 pensions in payment.

At 30 November 2005, the scheme had assets of £640 million and liabilities of £965 million.

In the Lane Clark Peacock Accounting for Pensions Annual Survey 2005, Rentokil Initial had the 96th lowest level of pension scheme funding out of the FTSE-100.

This information is provided by RNS
The company news service from the London Stock Exchange KBDDQBD